SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June, 2003

MAKITA CORPORATION
 (Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F [X]	Form 40-F [ ]

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes [ ]	No [X]

Notice of the 91st Annual General Meeting of Shareholders
BUSINESS REPORT (From April 1, 2002, to March 31, 2003)
BALANCE SHEET (As of March 31, 2003)
STATEMENT OF INCOME (From April 1, 2002, to March 31, 2003)
PROPOSAL OF APPROPRIATION OF RETAINED EARNINGS
Independent Auditor’s Report
Audit Report
Information relating to exercise of voting rights

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

Date: June 5, 2003	By: /s/ Masahiko Goto

(Signature)

Masahiko Goto President

(English Translation of the Notice of the 91st Annual General Meeting of Shareholders Originally Issued in Japanese Language)

MAKITA CORPORATION

June 5, 2003

TO THE SHAREHOLDERS OF
MAKITA CORPORATION

Notice of the 91st Annual General Meeting of Shareholders

You are respectfully requested to attend the 91st Annual General Meeting of Shareholders of MAKITA CORPORATION, which is hereby announced.

If you do not expect to attend the meeting, you may exercise your voting rights through the enclosed voting form. Please review the accompanying information and send the enclosed voting form to us by return mail after indicating your vote for or against the proposition and affixing your seal. If you are attending the meeting in person, please present the enclosed voting form to the receptionist at the meeting.

Masahiko Goto President MAKITA CORPORATION 3-11-8, Sumiyoshi-cho, Anjo, Aichi Prefecture, 446-8502, Japan

1. DATE:	10 a.m., Friday, June 27, 2003

2. PLACE:	Head Office of MAKITA CORPORATION 3-11-8, Sumiyoshi-cho, Anjo, Aichi Prefecture, 446-8502, Japan

3. AGENDA:

Items to be reported:

Balance Sheet as of March 31, 2003, Statement of Income and Business Report for the 91st fiscal year (from April 1, 2002, to March 31, 2003)

Items to be resolved:

No. 1. Approval of the Proposed Appropriation of Retained Earnings for the 91st fiscal year
No. 2. Acquisition of treasury stock
           The proposal is detailed in “Information relating to exercise of voting rights” on page 15.
No. 3. Partial amendment to the Articles of Incorporation
           The proposal is detailed in “Information relating to exercise of voting rights” on pages 15 to 17.
No. 4. Election of twelve Directors
No. 5. Election of one Statutory Auditor
No. 6. Payment of Retirement Benefit to Retiring Directors

(All amounts are expressed in millions. Amounts of less than 1 million yen have been eliminated.)

BUSINESS REPORT
(From April 1, 2002, to March 31, 2003)

1.	The Business Environment

(1)	Business Results

Regarding economic trends overseas during the period under review, personal consumption and housing investment in the United States showed underlying strength, although the U.S. position toward Iraq and other issues reduced corporate proclivities to make capital investments or hire new employees as the latter half of the year approached, causing the increasingly widespread perception of an overall economic slowdown. In Europe, factors such as the weakness of personal consumption restrained growth in the domestic demand of principal countries, resulting in a continuation of sluggish economic conditions. In the Asian region, production and exports grew at rapid rates despite the perception of a temporary downturn in domestic demand, and a general trend of economic recovery continued.

In Japan, the fall in stock prices proceeded inexorably against the background of a lack of improvement in the general deflationary trend. Economic conditions remained weak, and signs of a prospective recovery continued to be absent.

Against this backdrop, Makita took various measures based on its sound and proactive management strategies. Besides expanding the production of its China-based subsidiaries and otherwise moving ahead with manufacturing cost- cutting measures, the Company took such marketing measures as those to strengthen its marketing and service systems in Japan and overseas and to ensure that those systems precisely meet customer needs.

In the United States, Makita strengthened its marketing activities with emphasis on professional users and took other measures designed to promote the recovery of its premium brand image. In addition, the Company worked to enhance profitability through the reduction of manufacturing costs.

Nonconsolidated net sales amounted to 86,132 million yen, down 3.7% from the previous fiscal year. Net sales in Japan decreased 2.7%, to 37,734 million yen, because of stagnation in power tool demand caused by the decline in new housing starts. Export sales dropped 4.4%, to 48,397 million yen, as a shift of manufacturing operations to a China-based subsidiary, and other factors. Thus, overseas sales accounted for 56.2% of total net sales.

With respect to profitability, ordinary profit decreased 20.5%, to 7,551 million yen, despite concerted Company wide efforts to reduce costs, owing mainly to the drop in net sales and foreign exchange losses. Just as in the previous year, the Company recorded an amortization of the pension liabilities (net of the fair market value of plan assets) that existed at the beginning of the period during which the new accounting standard was implemented, and it also recorded unrealized losses on investment securities. These and other factors depressed net income 28.8%, to 1,494 million yen.

To implement a flexible capital policy, a resolution was approved at the Company’s 90th Annual General Meeting of Shareholders held on June 27, 2002, allowing Makita to purchase up to a maximum of 4 million of its outstanding shares from the market at a maximum purchase price of 4 billion yen. Under these arrangements, Makita purchased 3,385 thousand shares of its own stock for a total of 2,624 million yen during the fiscal year.

(2)	Future Tasks

Such factors as the global decrease in stock prices and concerns regarding developments in the Middle East make it difficult to forecast prospective economic trends, but it is believed that the Company’s operating environment will continue to be harsh.

Duly noting these circumstances, Makita is striving to accelerate its product development programs so that it can respond to market needs more quickly. At the same time, Makita is endeavoring to expand its marketing routes, further reduce costs, and take other measures needed to ensure that it will realize its goal of being a truly “Strong Company.” The Company believes it can attain this goal by relentlessly working to take or sustain the top shares of professional-use power tool markets throughout the world.

In closing, we would like to thank you for your ongoing support and ask for your continued backing.

(3)	Investment in Plant and Equipment

During the fiscal year, the Company allocated 3,100 million yen for its capital expenditures. These funds were used primarily for the construction of the new office building in the head office.

(4)	Capital Procurement

During the fiscal year, the Company did not procure capital by issuing new shares or bonds. Funds required during the year were appropriated from internal reserves.

(5)	Summary of Business Results and State of Assets

	88th Fiscal Year	89th Fiscal Year	90th Fiscal Year	91st Fiscal Year
	(ended March 31,	(ended March 31,	(ended March 31,	(ended March 31,
Description	2000)	2001)	2002)	2003)

Net sales (in millions of yen)	95,431	97,177	89,424	86,132
Ordinary profit (in millions of yen)	7,318	11,429	9,494	7,551
Net income (in millions of yen)	3,907	4,000	2,100	1,494
Earnings per share (in yen)	24.47	25.54	13.84	9.76
Total assets (in millions of yen)	223,875	226,571	221,966	217,976
Shareholders’ equity (in millions of yen)	195,469	194,292	189,997	185,222

Notes:	1.	Effective April 1, 2002, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No. 2, “Accounting Standard for Earnings Per Share” and Financial Standards Implementation Guidance No. 4, “Implementation Guidance for Accounting Standard for Earnings Per Share”). Earnings per share for the year ended at March 31, 2003 would have been 10.07 yen, if the previous accounting standard were applied.

	2.	Earnings per share is computed based on the average number of common stock outstanding during the fiscal year. (In the 90th and 91st fiscal year, treasury stocks were excluded from the denominator.)

The 88th fiscal year:

     Despite growth in domestic sales, net sales slipped 1.0%. to 95,431 million yen, owing to a decrease in export sales accompanying the sharp appreciation of the yen. At the profit level, the thinner margin of exports due to the appreciation of the yen, together with the accompanying exchange losses on foreign currency transactions and the write-off of unrealized losses on investment securities, led to a 8.5% decrease in net income, to 3,907 million yen.

The 89th fiscal year:

     Net sales rose 1.8%, to 97,177 million yen, owing to the domestic sales growth that followed the vigorous introduction of new products as well as an increase in export sales to Asian countries. Despite an improvement in profitability, thanks to a rise in export prices, net income only went up 2.4%, to 4,000 million yen, because of the adoption of a newly introduced accounting standard of pension liabilities.

The 90th fiscal year:

     Net sales amounted to 89,424 million yen, down 8.0% from the previous fiscal year, owing to such factors as a shift of manufacturing operations to a China-based subsidiary and moves taken by Japanese retailers to reduce inventory levels that had risen amid the protracted recession. Just as in the previous year, the Company recorded an amortization of the pension liabilities (net of the fair market value of plan assets) that existed at the beginning of the period during which the new accounting standard was implemented, and it also recorded unrealized losses on investment securities. These and other factors depressed net income 47.5%, to 2,100 million yen.

The 91st fiscal year:

     A review of the period is provided in (1) Business Results.

2.	Profile of the Company (as of March 31, 2003)

(1)	Major Operations

The Company is primarily involved in the production and sales of electric power tools such as planers, drills, cordless drills, circular saws and hammers, stationary woodworking machines such as planer-jointers and table saws, air tools such as air nailers and tackers, and household and garden tools such as cordless cleaners and hedge trimmers.

(2)	Principal Sales Offices and Plants

Sales Offices	Tokyo	Yokohama	Chiba	Saitama
	Utsunomiya	Sapporo	Sendai	Niigata
	Nagoya	Gifu	Shizuoka	Kanazawa
	Osaka	Kyoto	Hyogo	Hiroshima
	Takamatsu	Fukuoka	Kumamoto

Plants	Anjo (plant and head office)
Okazaki

(3)	Shareholding Status

1.	Total number of shares authorized to be issued by the Company:	292,000,000 shares
2.	Total number of common stocks outstanding:	153,006,992 shares
3.	Number of shareholders:	12,666
4.	Major shareholders are as follows:

			The Company's Investment in
Name of Shareholder	Number of Shares Held		Major Shareholders

	Units	Voting ratio	Units	Voting ratio
	(thousands)	(%)	(thousands)	(%)

Northern Trust Company (AVFC) Sub-account American Client	10,090	7.01	—	—

The UFJ Bank, Limited	7,370	5.12	—	—

The Master Trust Bank of Japan, Ltd. (Trust account)	5,866	4.07	—	—

The Chase Manhattan Bank, N.A. London	4,696	3.26	—	—

Nippon Life Insurance Company	4,304	2.99	—	—

Japan Trustee Services Bank, Ltd. (Trust account)	4,028	2.80	—	—

Makita Cooperation Companies’ Investment Association	3,840	2.67	—	—

Notes:	1.	The Company holds 3,212 shares of common stock of UFJ Holdings, Inc. (voting ratio: 0.06%), a parent company of The UFJ Bank, Limited.

	2.	In addition to the above, the Company owns 7,039 thousand shares of treasury stock without voting rights.

(4)	Acquisition, disposition, and holding of treasury stock

1. Acquisition

Acquisition under Paragraph 1 of Articles 210 of the Commercial Code
Common stock:	3,385,000 shares
Aggregate acquisition price:	2,624 million yen

Acquisition by way of purchase of shares constituting less than a full unit
Common stock:	320,866 shares
Aggregate acquisition price:	256 million yen

2. Disposition

There is no disposition of common stock during period.

3. Retirement

There is no retirement of common stock during period.

4. Shares held at the end of the fiscal year

Common stock:	7,039,116 shares

(5)	Employees

Number of Employees	Increase/Decrease	Average Age	Average Years of Service

2,946	70 (Decrease)	40.1	19.4

(6)	Makita Group (Status of Corporate Affiliation)

1. Significant Subsidiaries

	Capital		Voting ratio
Company Name	(thousands)		by the Company		Principal Business

Makita U.S.A. Inc.	U.S.$	161,400	100.0%		Sales of electric power tools
Makita Corporation of America	U.S.$	73,600	100.0	*	Manufacture of electric power tools
Makita Canada Inc.	C$	16,000	100.0		Manufacture and sales of electric power tools
Makita Mexico, S.A. de C.V.	Mex$	50,676	100.0		Sales of electric power tools
Makita do Brasil Ferramentas Eletricas Ltda.	R$	24,946	99.8		Manufacture and sales of electric power tools
Makita (Australia) Pty. Ltd.	A$	13,000	100.0		Sales of electric power tools
Makita International Europe Ltd.		£106,217	100.0		Coordination of our overall operations in Europe
Makita (U.K.) Ltd.		£21,700	100.0	*	Sales of electric power tools
Makita Manufacturing Europe Ltd.		£37,600	100.0	*	Manufacture of electric power tools
Makita France S.A.	Euro	4,056	55.0	*	Sales of electric power tools
Makita Benelux B.V. (The Netherlands)	Euro	2,178	100.0	*	Sales of electric power tools
Euro Makita Corporation B.V. (The Netherlands)	Euro	226	100.0		Financing subsidiaries in Europe
S.A. Makita N.V. (Belgium)	Euro	1,777	100.0	*	Sales of electric power tools
Makita S.p.A. (Italy)	Euro	6,000	100.0	*	Sales of electric power tools
Makita Werkzeug GmbH (Germany)	Euro	7,669	100.0	*	Sales of electric power tools
Dolmar GmbH (Germany)	Euro	13,804	100.0	*	Manufacture and sales of garden tools
Makita Werkzeug Gesellschaft m.b.H. (Austria)	Euro	12,172	100.0	*	Sales of electric power tools
Makita S.A. (Spain)	Euro	3,606	100.0	*	Sales of electric power tools
Makita Gulf FZE	UD	22,391	100.0		Sales of electric power tools
Makita Singapore Pte. Ltd.	S$	1,000	100.0		Sales of electric power tools
Makita (Taiwan) Ltd.	NT$	107,500	100.0		Sales of electric power tools
Makita Power Tools (HK) Ltd.	HK$	81,600	100.0		Sales of electric power tools
Makita (China) Co., Ltd.	U.S.$	56,000	100.0		Manufacture and sales of electric power tools
Makita (Kunshan) Co., Ltd.	U.S.$	12,500	100.0		Manufacture of electric power tools
Joyama Kaihatsu Ltd.	Yen	20,000	100.0		Operation of a golf course
Makita Ichinomiya Corporation	Yen	2,230,000	100.0		Manufacture of woodworking machines

*Voting ratios include voting rights possessed through subsidiaries.

     2.  Makita Group Results

     On a consolidated basis (Makita Corporation and 39 consolidated subsidiaries), net sales increased 5.7% from the previous fiscal year, to 175,603 million yen, owing to sales increases in all regions but North America, the effects of the depreciation of the yen, and other factors. Profitability was positively affected by such developments as the restoration of U.S. operations’ profitability owing to the adoption of a lower-cost business structure and the shift of a greater share of the Makita Group’s manufacturing operations to China-based subsidiaries. As a consequence, the level of net income was greatly increased, to 6,723 million yen.

(7)	Directors and Statutory Auditors

Title	Name	Position or Principal Occupation

President*	Masahiko Goto
Managing Director	Yoshiyuki Toma	General Manager of International Sales Headquarters 1
Director	Katsuya Inagaki	General Manager of Production Headquarters
Director	Masami Tsuruta	General Manager of Domestic Sales Marketing Headquarters
Director	Atsushi Sugiura	Assistant General Manager of Domestic Sales Marketing
Headquarters
Director	Kazuyuki Miyamoto	General Manager of Purchasing Headquarters
Director	Yasuhiko Kanzaki	Assistant General Manager of International Sales Headquarters 1
Director	Ken'ichiro Nakai	General Manager of Administration Headquarters
Director	Tadayoshi Torii	General Manager of Quality Control Headquarters
Director	Tomoyasu Kato	General Manager of Development and Engineering Headquarters
Director	Kazuya Nakamura	General Manager of International Sales Headquarters 2
Standing Statutory Auditor	Ryota Ichikawa
Standing Statutory Auditor	Ken'ichi Ikeda
Statutory Auditor	Keiichi Usui
Statutory Auditor	Shoichi Hase	Patent Attorney

* Representative Director

Note:	Keiichi Usui and Shoichi Hase are outside statutory auditors as provided in Paragraph 1 of Article 18 of the “Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc., of Joint Stock Corporations.”

BALANCE SHEET
(As of March 31, 2003)
Millions of Yen

ASSETS
Current assets	76,050
Cash and deposit	3,201
Trade notes receivable	118
Trade accounts receivable	15,992
Marketable securities	26,307
Finished goods & merchandise	8,588
Work-in-process	963
Raw materials and supplies	1,011
Short-term loans receivable	16,306
Deferred tax assets	1,601
Other current assets	2,345
Allowance for doubtful accounts	(388)

Fixed assets	141,925
Tangible fixed assets	35,602
Buildings	12,490
Structures	574
Machinery and equipment	4,276
Vehicles and transportation equipment	79
Tools, furniture and fixtures	2,344
Land	13,793
Construction in progress	2,042
Intangible fixed assets	608
Right of facility use	41
Software	511
Other intangible fixed assets	55
Investment and other assets	105,714
Investment securities	28,056
Investment in subsidiaries	68,599
Long-term loans receivable	1,513
Long-term time deposits	1,500
Lease deposits	406
Deferred tax assets	5,369
Other investments	503
Allowance for doubtful accounts	(235)

TOTAL ASSETS	217,976

Notes:

1.	Short-term receivables due from subsidiaries:	24,862	million yen
2.	Long-term receivables due from subsidiaries:	1,481	million yen
3.	Short-term payables due to subsidiaries:	953	million yen
4.	Important assets stated in foreign currencies:
	Trade accounts receivable	2,780	million yen	(U.S.$14,601 thousand, etc.)
	Investment in subsidiaries	64,179	million yen	(U.S.$249,620 thousand, £106,217 thousand, etc.)
5.	Accumulated depreciation on tangible fixed assets:	63,250	million yen

BALANCE SHEET
(As of March 31, 2003)
Millions of Yen

LIABILITIES
Current liabilities	10,097
Trade notes payable	338
Trade accounts payable	3,774
Other accounts payable	1,270
Corporate and inhabitant income taxes payable	647
Accrued expenses	3,616
Other current liabilities	451
Long-term liabilities	22,656
Convertible bonds payable	12,994
Retirement and termination allowances	9,234
Estimated retirement allowances for directors and statutory auditors	427

TOTAL LIABILITIES	32,754

SHAREHOLDERS’ EQUITY
Common stock	24,203
Additional paid-in capital	47,523
Additional paid-in capital	47,523
Retained earnings	118,466
Legal reserve	5,669
Voluntary reserve	87,250
Reserve for dividend	750
Reserve for technical research	1,500
General reserves	85,000
Unappropriated retained earnings	25,546
[including net income for the fiscal year]	[1,494]
Net unrealized holding gains on available-for-sale securities	139
Treasury stock	(5,109)

TOTAL SHAREHOLDERS’ EQUITY	185,222

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	217,976

6.	Guarantee (contingent liabilities), etc.
	Guarantee (contingent liabilities)	6,091	million yen
	Guarantee (promise to guarantee)	6,000	million yen

7.	In addition to fixed assets on the balance sheet, the Company held leased computers and related equipment and automobiles for deliveries, etc., which are not capitalized.

8.	The net unrealized holding gain on available-for-sale securities within the meaning of Commercial Code Section 290(1)(6) is 139 million yen.

9.	Earnings per share:	9.76	yen
	Earnings per share attributable to common stock was computed based on following;
	Earnings per share in the statement of income	1,494	million yen
	The amount of net income not inhering common shareholders
	Bonuses to directors	45	million yen
	Earnings available to common stock	1,449	million yen
	Average number of shares of common stocks outstanding	148,444,219	shares

10.	Number of shares outstanding and treasury stock
	Outstanding share	Common stock	153,006,992	shares
	Treasury stock	Common stock	7,039,116	shares

11.	Convertible bonds
	1.5% unsecured convertible bonds, payable in yen, due 2005
	Shares issued upon conversion	Common stock
	Balance at end of year	12,994	million yen
	Conversion price	2,259.90	yen per share
	The amount to be allocated to paid-in capital	1,130.00	yen per share

12.	Figures of less than 1 million yen have been omitted.

STATEMENT OF INCOME

(From April 1, 2002, to March 31, 2003)

	Millions of Yen

ORDINARY PROFIT AND LOSS
Operating revenue
Net sales		86,132
Operating expenses
Cost of goods sold	57,665
Selling, general and administrative expenses	21,257	78,923

OPERATING PROFIT		7,209

Non-operating profit and loss
Non-operating income
Interest and dividend income	1,361
Other non-operating income	428	1,789

Non-operating expenses
Interest expenses on convertible bonds	217
Losses on sales of marketable securities	188
Foreign exchange losses	854
Other non-operating expenses	186	1,447

ORDINARY PROFIT		7,551

SPECIAL PROFIT AND LOSS
Special profit
Reversal of allowance for doubtful accounts	62	62

Special loss
Losses on sales and disposal of properties	378
Unrealized losses on marketable securities	129
Unrealized losses on investment securities	2,656
Unrealized losses on golf course membership	50
Amortization of pension liabilities (net of the fair market value of plan assets) that existed at the beginning of the period during which the new accounting standard was implemented	2,271	5,487

INCOME BEFORE INCOME TAXES		2,125
Tax provision, current		1,740
Income taxes for prior periods		691
Tax provision, deferred		(1,801)

NET INCOME		1,494
UNAPPROPRIATED RETAINED EARNINGS CARRIED FORWARD FROM PREVIOUS FISCAL YEAR		25,398
Interim cash dividends paid		1,346

Unappropriated retained earnings as of March 31, 2003		25,546

Notes:

1.	Sales to subsidiaries:	38,303	million yen
2.	Purchases from subsidiaries:	5,179	million yen
3.	Non-operating transactions with subsidiaries:	2,532	million yen
4.	Figures of less than 1 million yen have been omitted.

Significant accounting policies

1.	Valuation of securities
	Held-to-maturity securities	Amortized cost (Straight-line method)
	Investment in subsidiaries:	At moving-average cost
Available-for-sale securities
	Those having fair market value:	Fair market value as of year-end
All valuation allowances are credited to shareholders’ equity.
The cost of securities sold is based on the moving-average method.
	Those having no fair market value:	At moving-average cost

2.	Valuation of monetary fund trust for trading purposes:	Fair market value as of year-end

3.	Valuation of net assets and liabilities accrued from derivative transactions:	Fair market value as of year-end

4.	Valuation of inventories
	Finished goods, merchandise, work in process, and raw materials:	At the lower of average cost or market
	Supplies:	At the lower of latest purchase cost or market

5.	Depreciation method of fixed assets
	Tangible fixed assets:	Declining-balance method
However, buildings acquired after March 31, 1998, (excluding fixtures) are depreciated on the straight-line method.
Estimated life:
Buildings and structures: 38 to 50 years
Machinery and equipment: 10 years
	Intangible fixed assets:	Straight-line method
However, software for internal use is depreciated on the straight-line method over its estimated useful life (five years)

6.	Allowances
	Allowance for doubtful accounts:	The allowance for doubtful accounts is reserved based on the historical write-off ratio for accounts receivable. For accounts receivable that are difficult to collect, individually estimated write-off amounts are reserved.
	Retirement and termination allowances:	To be prepared for employee retirement, pension costs during the year are reserved based on projected benefit obligations and plan assets. Pension liabilities (net of the fair market value of plan assets) that existed at the beginning of the period during which the new accounting standard was implemented (6,813 million yen) are amortized over three years. Past service liabilities are amortized by the straight-line method over the average remaining employment period. Actuarial differences are amortized starting immediately after the year of accruement by the straight-line method over the average remaining employment period.

(Additional information)

Accompanying the implementation of the Law Concerning Defined Benefit Pension Plans, Makita Corporation has received an exemption, effective January 30, 2003, from the Ministry of Health, Labor and Welfare regarding its obligations for future payments related to the portion of the Makita Employee’s Pension Fund. The temporary measures under Article 47-2 of the Guidelines for Retirement Pension Accounting (Interim Report) (Report No. 13 of the Committee on the Accounting System of the Japan Association of Certified Public Accountants) are not applied to the Company.

If the temporary measures of Article 47-2 of the Guidelines were to be applied to the Company’s accounts, the Company would be viewed as likely to report an extraordinary profit of approximately 5,407 million yen.

Estimated retirement allowances for directors and statutory auditors:

The estimated retirement allowances for directors and statutory auditors are fully accrued based on the Company’s unfunded retirement benefit plan in order to prepare for the payments of retirement allowances. This allowance conforms to the reserve provided by Article 287-2 of the Japanese Commercial Code.

7.	Accounting for lease transactions

Finance lease transactions other than for changes in ownership of finance leases are accounted for as rental transactions.

8.	Accounting for hedging activities

Method:	Accounts receivable denominated in foreign currency are reevaluated by matching them to forward exchange contracts.

Hedge instruments and hedge objects

Hedge instruments:	Derivative transactions
(Forward exchange contracts and currency swap agreements)
Hedge objects:	Accounts receivable and loans receivable denominated in foreign currencies

Hedging policy:	Based on our internal regulations, in order to avoid the potential risk of future currency fluctuations, hedging activities are conducted within a limit that does not exceed the actual and reasonably expected transactions. The Company does not engage in derivative activity for speculation purpose. The due dates of hedge instruments are arranged to match those of hedge objects.

Method in evaluating hedge effectiveness:	If conditions regarding hedge instruments and hedge objects are the same, judgments on the effectiveness of hedging activities are omitted.

9.	Consumption tax is accounted for by allocation separately from related sales and purchase accounts.

10.	Change in accounting policies

(Accounting standard for treasury stock and reduction of statutory reserves)

Effective April 1, 2002, the Company adopted the new accounting standard for treasury stock and reduction of statutory reserves (Accounting Standards Board Statement No. 1, “Accounting Standard for Treasury Stock and Reduction of Statutory Reserves”). The adoption of this new accounting standard had no impact on the financial statements. Due to the enforcement of Commercial Code Enforcement Regulation, the Company discloses the shareholders’ equity section in the balance sheet as at March 31, 2003 in accordance with the new regulation (Ministry of Justice Ordinance No.22 of 2002).

(Earnings per share)

Effective April 1, 2002, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, “Accounting Standard for Earnings Per Share” and Financial Standards Implementation Guidance No.4, “Implementation Guidance for Accounting Standard for Earnings Per Share”). Earnings per share for the year ended at March 31, 2003 would have been 10.07 yen, if the previous accounting standard were applied.

PROPOSAL OF APPROPRIATION OF RETAINED EARNINGS

Yen

Item	Amount

Unappropriated retained earnings as of March 31, 2003	25,546,877,695
Appropriations
Cash dividends, 9 yen per share	1,313,710,884
Bonuses to directors	45,000,000
(including for statutory auditors)	(4,700,000)

Unappropriated retained earnings to be carried forward	24,188,166,811

Note:
Interim cash dividends of 1,346,418,945 yen (9 yen per share) were paid on November 25, 2002, in addition to the above.

English Translation of the Auditor’s Report Originally Issued in Japanese Language

Independent Auditor’s Report

April 24, 2003

The Board of Directors Makita Corporation	Asahi & Co.

Teruo Suzuki (Seal) Representative Partner Certified Public Accountant

Norimasa Matsuoka (Seal) Representative and Engagement Partner Certified Public Accountant

Hideki Okano (Seal) Engagement Partner Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings , and its supporting schedules (limited to accounting matters) of Makita Corporation (“the Company”) for the 91st business year from April 1, 2002 to March 31, 2003 in accordance with Article 2 of “the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company. These statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as an independent auditor.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used,the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the subsidiaries.

As a result of the audit, our opinion is as follows:

(1)	The balance sheet and the statement of income present fairly the financial position and the result of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2)	The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3)	The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4)	With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and Engagement Partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

Audit Report of Board of Statutory Auditors
(Certified Copy)

Audit Report

April 25, 2003

Mr. Masahiko Goto
President
Makita Corporation

Board of Statutory Auditors Makita Corporation

Ryota Ichikawa (Seal) Standing Statutory Auditor

Ken’ichi Ikeda (Seal) Standing Statutory Auditor

Keiichi Usui (Seal) Statutory Auditor

Shoichi Hase (Seal) Statutory Auditor

     The Board of Statutory Auditors, having received a report from each Statutory Auditor on the method and results of his audit on the performance of duties of Directors during the 91st fiscal period, from April 1, 2002 to March 31, 2003, and having discussed with each other, does hereby report the results of their audit as follows:

1. Method of Audit by Statutory Auditors:

     Each Statutory Auditor has, following the audit policy and distribution of audit responsibility among the Statutory Auditors set by the Board of Statutory Auditors, attended the meetings of the Board of Directors and other important meetings of the Company, received reports on the operation of the Company from Directors and other parties, perused important documents including those subject to executive approval, conducted examination of business conditions and assets at the head office and other major business offices and requested from the Company’s subsidiaries reports on their operation and, when deemed necessary, conducted on-site inspection on their financial position as well as their operation. Each Statutory Auditor has also received from accounting auditors reports concerning accounting audit and their opinions and conducted examination of accounting documents and the supplemental schedules.

     With respect to the Director’s engagement in competing transactions, transactions involving conflict of interest between the Company and a Director, the provision by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, each Statutory Auditor has, in addition to the audit procedures described above, requested reports from Directors and other parties and conducted investigation and examination of conditions of such transactions when deemed necessary.

2. Result of Audit:

In the opinion of the Board of Statutory Auditors:

(1)	The method of audit employed by Asahi & Co. and the result thereof are proper and fair;

(2)	The contents of the business report present fairly the position of the Company pursuant to laws and regulations and the Articles of Incorporation;

(3)	The proposed allocation of profit contains nothing particular to be commented on in the light of the condition of assets of the Company and other circumstances;

(4)	The supplemental schedules present fairly the matters to be described therein and contain nothing to be commented on;

(5)	With respect to the execution of Directors’ duties, no unfair conduct nor any material breach of laws and regulations or the Articles of Incorporation has been found, and with respect to the Director’s engaging in competing transactions, transactions involving a conflict of interest between the Company and a Director, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, no violation of duties by any Director has been found; and

(6)	With respect to the Directors’ duties on subsidiaries, nothing came to our attention that should be commented upon.

Note:	Keiichi Usui and Shoichi Hase are outside statutory auditors as provided in Paragraph 1 of Article 18 of the “Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

Information relating to exercise of voting rights

1.	Total number of voting rights: 144,011 units

2.	Propositions and explanatory information

Agenda Item No. 1:   Approval of the Proposed Appropriation of Retained Earnings for the 91st fiscal year

     If approved by shareholders, the appropriation of retained earnings will be carried forward as designated on page 12 in order to build up the Company’s strength in every aspect given the unpredictability of the future business environment.

     For the 91st fiscal year, a cash dividend of 9 yen per share is proposed for the second half period—the same rate as that for the first half period.

Agenda Item No. 2:   Acquisition of treasury stock

     In order to enable an implementation of flexible capital policies, it is hereby proposed that, pursuant to Article 210 of the Commercial Code, the Company may acquire treasury stock of up to 5 million shares of its common stock, with the maximum aggregate acquisition price of 5 billion yen, during the period from the conclusion of this annual general meeting of shareholders to the conclusion of the next annual general meeting of shareholders.

Agenda Item No. 3:   Partial amendment to the Articles of Incorporation

1.  Reasons for the amendment:

(1)	It is hereby proposed that, following the terms of office of statutory auditors have been extended from three (3) years to four (4) years as a result of the enforcement of the “Law Amending the Commercial Code and the Law Concerning the Special Measures to the Commercial Code with Respect to the Audit, Etc. of Kabushiki Kaisha” (Law No. 149 of 2001) as of May 1, 2002, Article 27 (Terms of office) of the present Articles of Incorporation be amended accordingly.

(2)	As a result of the enforcement of the “Law Amending the Commercial Code and Other Related Laws” (Law No. 44 of 2002) as of April 1, 2003, the registration system of lost share certificates has been established, and the additional share purchase system whereby shareholders may purchase from a issuing company shares constituting less than a full unit may be adopted and the quorum necessary to constitute a special resolution of a general meeting of shareholders may be lessened by providing for such in the Articles of Incorporation.

In connection therewith, in order to adopt such additional purchase system for the purpose of providing better services for the shareholders, it is hereby proposed that a new Article 7 (Sale of shares constituting less than a full unit) be established and necessary amendments be made to Article 7 (Transfer agent), Article 8 (Share handling regulations) and Article 9 (Record date) of the present Articles of Incorporation.

As a result of the establishment of the registration system of lost share certificates, it is also hereby proposed that necessary amendments be made to Article 7 (Transfer agent) of the present Articles of Incorporation.

In addition, in order to lessen the quorum necessary to constitute a special resolution of a general meeting of shareholders to make the matters requiring a special resolution be deliberated surely, it is hereby proposed that new Paragraph (2) of Article 12 (Method of adopting ordinary resolutions) be established and the heading thereof be amended in relation thereto.

(3)	It is hereby proposed that, following the establishment of the new Article 7 (Sale of shares constituting less than a full unit), the Articles thereafter of the present Articles of Incorporation be renumbered downwards for one.

2.	Details of the amendments:

The details of the amendments are as follows:

(Changes are underlined.)

Present Articles		Proposed Amendment

		Article 7.	(Sale of shares constituting less than a full unit)

	(Newly established)		A shareholder (including a beneficial shareholder; hereinafter the same being applicable) holding shares constituting less than a full unit may request the Company to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than a full unit, constitute a full unit of shares in accordance with the provisions of the Share Handling Regulations.

Article 7.	(Transfer agent)	Article 8.	(Transfer agent)

(1)	The Company shall appoint a transfer agent with respect to the shares.	(1)	(Same as at present)

(2)	The transfer agent and its handling office shall be designated by a resolution of the Board of Directors and public notice thereof shall be given.	(2)	(Same as at present)

(3)	The register of shareholders of the Company (including the register of beneficial shareholders; hereinafter the same being applicable) shall be kept at the handling office of the transfer agent, and the business pertaining to shares such as registration of transfer of shares and purchase of shares constituting less than a full unit by the Company shall be handled by the transfer agent and the Company shall not handle these matters	(3)	The register of shareholders (including the register of beneficial shareholders; hereinafter the same being applicable) and the register of lost share certificates of the Company shall be kept at the handling office of the transfer agent, and the business pertaining to shares such as registration of transfer of shares and purchase and sale of shares constituting less than a full unit by the Company shall be handled by the transfer agent and the Company shall not handle these matters.

Article 8.	(Share handling regulations)	Article 9.	(Share handling regulations)

	The denominations of share certificates, registration of transfer of shares, purchase of shares constituting less than a full unit by the Company and any other handling business relating to shares and charges therefor shall be governed by the share handling regulations established by the Board of Directors		The denominations of share certificates, registration of transfer of shares, purchase and sale of shares constituting less than a full unit by the Company and any other handling business relating to shares and charges therefor shall be governed by the share handling regulations established by the Board of Directors.

Present Articles		Proposed Amendment

Article 9.	(Record date)	Article 10.	(Record date)

(1)	The shareholders who are registered or recorded on the register of shareholders in writing or digitally (including the register of beneficial shareholders; hereinafter the same being applicable) as of the close of a fiscal year shall be entitled to exercise voting rights at the ordinary general meeting of shareholders for such fiscal year.	(1)	The shareholders who are registered or recorded on the register of shareholders in writing or digitally as of the close of a fiscal year shall be entitled to exercise voting rights at the ordinary general meeting of shareholders for such fiscal year.

(2)	Except for the preceding Paragraph and as otherwise provided in these Articles of Incorporation, the Company may, by a resolution of the Board of Directors, fix a record date whenever necessary upon giving prior public notice.	(2)	(Same as at present)

Article 10.		Article 11.
and	(Omitted)	and	(Same as at present)

Article 11.		Article 12.

Article 12.	(Method of adopting ordinary resolutions)	Article 13.	(Method of adopting resolutions)

Unless otherwise provided for in laws or regulations or in these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of shareholders present at the meeting.

(Newly established)

(1) (2)	(Same as at present)

Special resolutions provided for in Article 343 of the Commercial Code shall be adopted by not less than two-thirds of the votes of the shareholders present at the meetings who hold not less than one-third of the votes of all shareholders.

Article 13.		Article 14.

through	(Omitted)	through	(Same as at present)

Article 26.		Article 27.

Article 27.	(Term of office)	Article 28.	(Term of office)

(1)	The terms of offices of statutory auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within three (3) years from their assumption of office.	(1)	The terms of offices of statutory auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years from their assumption of office.

(2)	The term of office of any statutory auditor elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.	(2)	(Same as at present)
Article 28.		Article 29.

through	(Omitted)	through	(Same as at present)

Article 35.		Article 36.

Agenda Item No.4:   Election of twelve Directors

     The term of office of eleven Directors currently serving on the Board will have expired at the end of this General Shareholders’ Meeting. You are kindly requested to elect twelve Directors, which represent an addition of one Director implemented for the purpose of strengthening management team.

     The candidates are as follows:

Number of the
	Name			Company's
Number	(Date of birth)	Brief personal background		shares held

1	Masahiko Goto (November 16, 1946)	March 1971: May 1984:	Joined the Company Director, Manager of Corporate Planning Department	1,943,943
		July 1987:	Managing Director, General Manager of Administration Headquarters
		May 1989 up to the present:	President and Representative Director

2	Masami Tsuruta (December 26, 1942)	June 1963: April 1993:	Joined the Company General Manager of Sales Planning Department	13,722
		June 1995:	Director, Assistant General Manager of Domestic Sales Marketing Headquarters
		June 1997 up to the present:	Director, General Manager of Domestic Sales Marketing Headquarters

3	Yasuhiko Kanzaki (July 9, 1946)	March 1971: August 1973:	Joined the Company Transferred to Makita France S.A.	9,469
		April 1995:	Director of Makita International Europe Ltd. (at present)
		June 1999 up to the present:	Director, Assistant General Manager of International Sales Headquarters 1 of this Company

4	Ken’ichiro Nakai (November 17, 1946)	March 1969: November 1994:	Joined the Company Transferred to Makita (China) Co., Ltd.	10,270
		October 2000:	Assistant General Manager of Production Headquarters of this Company
		April 2001:	General Manager of Personnel Department
		June 2001 up to the present:	Director, General Manager of Administration Headquarters

Number of the
	Name			Company's
Number	(Date of birth)	Brief personal background		shares held

5	Tadayoshi Torii (December 10, 1946)	March 1964: April 1998:	Joined the Company General Manager of Production Department (Assembly)	11,000
		October 1998:	General Manager of Production Department
		June 2001 up to the present:	Director, General Manager of Quality Control Headquarters

6	Tomoyasu Kato (March 25, 1948)	March 1970: March 1999:	Joined the Company General Manager of Standard and Technical Administration Department	10,672
		June 2001 up to the present:	Director, General Manager of Development and Engineering Headquarters

7	Kazuya Nakamura (April 13, 1948)	March 1970: April 1995:	Joined the Company Manager of International Planning Department	5,000
		June 1997:	Transferred to Makita Singapore Pte. Ltd.
		October 2000:	General Manager of Asia and Oceania Sales Department of this Company
		June 2001 up to the present:	Director, General Manager of International Sales Headquarters 2

8	Masahiro Yamaguchi (May 9, 1945)	March 1969:	Joined the Company December 1971: Transferred to Makita U.S.A. Inc.	4,773
		March 1982:	Transferred to Makita Canada Inc.
		October 1994:	Assistant Manager of International Planning Department of this Company
		April 1995:	Assistant General Manager of International Sales Department
		August 1995:	Transferred to Makita Manufacturing Europe Ltd.
		May 2003 up to the present:	Assistant General Manager of Purchasing Headquarters of this Company

9	Shiro Hori (February 24, 1948)	March 1970: April 1980:	Joined the Company Transferred to Makita U.S.A. Inc.	6,657
		April 1997:	Assistant General Manager of Europe Sales Department of this Company
		March 1999 up to the present:	General Manager of Europe Sales Department

Number of the
	Name			Company’s
Number	(Date of birth)	Brief personal background		shares held

10	Tadashi Asanuma (January 4, 1949)	March 1967: April 1994:	Joined the Company Manager of Tokyo Branch Office	3,574
		April 1995:	Manager of Saitama Branch Office
		April 2001 up to the present:	General Manager of Osaka Sales Department

11	Hisayoshi Niwa (February 24, 1949)	March 1972: October 1991:	Joined the Company Manager of E.D.P. System Department	4,867
		April 1995:	Assistant General Manager of Production Control Department
		October 1999 up to the present:	General Manager of Production Control Department

12	Zenji Mashiko (May 28, 1949)	March 1968: April 1994:	Joined the Company Manager of Kyoto Branch Office	5,296
		April 1995 up to the present:	Manager of Tokyo Branch Office

Note: There is no special interest between the above candidates and the Company.

Agenda Item No. 5:   Election of one Statutory Auditor

     You are kindly requested to elect Mr. Keiichi Usui as a Statutory Auditor, as his term expires at the end of this General Shareholders’ Meeting.

     The candidate is as follows:

     Introduction of this agenda item obtains the consent of the Board of Statutory Auditors.

Number of the
Name		Company’s
(Date of birth)	Brief personal background	shares held

Keiichi Usui	April 1956: Joined Ina Seito Co. Ltd. (Currently, INAX Corporation)	6,200
(August 9, 1933)	January 1982: Director, General Manager of Finance Division
January 1986: Managing Director, General Manager of Accounting Division
January 1992: Senior Managing Director, General Manager of Accounting Headquarters
January 1994: Counsellor
June 1994 up to the present: Statutory Auditor of Makita Corporation

Notes:

1.	Mr. Keiichi Usui is a candidate for the outside statutory auditor provided in Paragraph 1 of Article 18 of the “Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

2.	There is no special interest between the above candidate and the Company.

Agenda Item No. 6:   Payment of Retirement Benefit to Retiring Directors

     In order to reward Messrs. Yoshiyuki Toma, Katsuya Inagaki, Atsushi Sugiura and Kazuyuki Miyamoto, each Directors retiring from their respective offices for meritorious services while in office, it is proposed to pay them retirement benefits according to the standards prescribed by the Company.

     The definite amount, time of payment, method of payment be entrusted to the Board of Directors. Brief personal background of retiring Directors are as follows:

Name	Brief personal background

Yoshiyuki Toma	May 1986: Director, General Manager of International Business Department
July 1987: Director, General Manager of International Sales Headquarters
April 1997: Director, General Manager of International Sales Headquarters 1
June 1997 up to the present: Managing Director, General Manager of
International Sales Headquarters 1

Katsuya Inagaki	June 1995: Director, General Manager of Quality Control Headquarters
June 1997 up to the present: Director, General Manager of Production Headquarters

Atsushi Sugiura	June 1995 up to the present: Director, Assistant General Manager of
Domestic Sales Marketing Headquarters

Kazuyuki Miyamoto	June 1997 up to the present: Director, General Manager of Purchasing Headquarters

(Reference)

Consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Consolidated Balance Sheet
(As of March 31, 2003)

ASSETS	(Millions of Yen)

Current assets	173,565
Cash and cash equivalents	20,370
Time deposits	4,520
Marketable securities	39,193
Trade receivables-
Notes	2,122
Accounts	34,630
Less- Allowance for doubtful receivables	(1,456)
Inventories	62,606
Deferred income taxes	6,412
Prepaid expenses and other current assets	5,168

Property, plant and equipment, at cost	67,798
Land	21,497
Buildings and improvement	66,738
Machinery and equipment	78,221
Less- Accumulated depreciation	(100,823)
Construction in progress	2,165

Investment and other assets	37,237
Investment securities	19,342
Deferred income taxes	10,432
Other assets	7,463

TOTAL ASSETS	278,600

LIABILITIES	(Millions of Yen)

Current liabilities	31,806
Short-term borrowings	2,892
Trade notes and accounts payable	13,956
Accrued payroll	7,162
Other accrued expenses	3,535
Income taxes payable	3,858
Deferred income taxes	403

Long-term liabilities	63,235
Long-term indebtedness	19,843
Club members’ deposits	14,207
Estimated retirement and termination allowances	27,778
Deferred income taxes	1,407

MINORITY INTERESTS
Minority interests	1,159

SHAREHOLDERS’ EQUITY
Common stock	23,803
Additional paid-in capital	45,419
Legal reserve and retained earnings	143,422
Accumulated other comprehensive loss	(25,134)
Treasury stock, at cost	(5,110)

TOTAL SHAREHOLDERS’ EQUITY	182,400

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	278,600

Note:   Amounts of less than 1 million yen have been rounded.

Consolidated Statement of Income
(From April 1, 2002, to March 31, 2003)

	(Millions of Yen)

Net sales		175,603
Cost of sales		110,226

Gross profit		65,377
Selling, general and administrative expenses		52,909

Operating income		12,468
Other income (expenses):
Interest and dividend income	786
Interest expense	(665)
Exchange losses on foreign currency transactions, net	(1,460)
Realized losses on securities, net	(2,590)
Other, net	753	(3,176)

Income before income taxes		9,292
Provision for income taxes:
Current	2,294
Deferred	275	2,569

Net income		6,723

Note:   Amounts of less than 1 million yen have been rounded.